Exhibit 99.3

Mobilicom Limited
Appendix 4D
Half-year report

1. Company details

Name of entity:	Mobilicom Limited
ABN:	26 617 155 978
Reporting period:	For the half-year ended 30 June 2023
Previous period:	For the half-year ended 30 June 2022

2. Results for announcement to the market

				$
Revenues from ordinary activities	down	33.8%	to	803,430
Profit/ (loss)from ordinary activities after tax attributable to the owners of Mobilicom Limited	down	11.4%	to	(2,145,538)
Profit/ (loss) for the half-year attributable to the owners of Mobilicom Limited	down	11.4%	to	(2,145,538)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax amounted to $2,145,538 (30 June 2022: $1,926,331).

The Company continued to maintain high gross margin of 58% for the half-year.

Revenue

Sales revenue of $803,430 reduced relative to the prior comparative period (half-year ended 30 June 2022: $1,213,604). The backlog totalled $1,604,373, as at 30 June 2023, to be delivered and invoiced within the second half of 2023 as deliveries to customers were pushed from first-half 2023.

Inventories were up 29% to $1,085,190 (31 December 2022: $838,658) supporting the planned growth in deliveries to customers in the second half of 2023 and afterwards.

Income from interest received of $290,595 increased relative to the prior comparative period (half-year ended 30 June 2022: $920).

Statement of Financial Position

Cash reserves at 30 June 2023 were $16,010,781 (31 December 2022: $18,976,542) and net assets amounted to $14,871,719 (31 December 2022: $17,860,907).

Net cash used in operating activities during the half year ended 30 June 2023 was $2,299,944. This, with the cash reserves balance of $16,010,781, will allow the company sufficient funding to continue support the company’s growth and strategic plans execution for at least the next 24 months.

3. Net tangible assets

	Reporting	Previous
	period	period
	Cents	Cents
Net tangible assets per ordinary security	1.12	1.33

Mobilicom Limited
Appendix 4D
Half-year report

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

This report has been prepared in accordance with Australian Accounting Standards and the Company’s foreign entity’s financial results are compiled in accordance with the International Financial Reporting Standards (IFRS).

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Half-year financial report.

11. Attachments

Details of attachments (if any):

The Half-year financial report of Mobilicom Limited for the half-year ended 30 June 2023 is attached.

Mobilicom Limited
Appendix 4D
Half-year report

12. Signed

Signed	/s/ Oren Elkayam	Date: 31 August 2023
Oren Elkayam
Chairman and Managing Director

Mobilicom Limited

ABN 26 617 155 978

Half-year financial report - 30 June 2023

Mobilicom Limited
Contents
30 June 2023

Mobilicom Limited
Corporate directory
30 June 2023

Directors	Oren Elkayam (Chairman and Managing Director)
Yossi Segal (Executive Director)
Campbell McComb (Non-executive Director)
Jonathan Brett (Non-executive Director)

Company secretary	Justin Mouchacca

Registered office	C/- JM Corporate Services Pty Ltd
Level 21
459 Collins Street
Melbourne, VIC 3000
Ph: 03 8630 3321

Share register	Boardroom Pty Limited
Level 8, 210 George Street
Sydney, NSW, 2000
Ph: 1300 737 760 (within Australia)
Ph: +61 2 9290 9600

Auditor	Hall Chadwick (WA) Audit Pty Ltd.

283 Rokeby Road
Subiaco WA 6008
Australia

Stock exchange listing	Mobilicom Limited shares are listed on the Australian Securities Exchange (ASX code: MOB)

Website	http://mobilicom-ltd.com.au

Mobilicom Limited
Directors’ report
30 June 2023

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Mobilicom Limited (referred to hereafter as the ‘company’, ‘Mobilicom Australia’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 30 June 2023.

Directors

The following persons were directors of Mobilicom Limited during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Oren Elkayam (Chairman and Managing Director)

Yossi Segal (Executive Director)

Campbell McComb (Non-executive Director)

Jonathan Brett (Non-executive Director)

Principal activities

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

Operational Highlights

●	Entered new strategic partnership with a prime contractor for the U.S. Department of Defense;

●	Secured commercial scale order for initial production by U.S. Tier-1 manufacturer for the U.S. DOD;

●	Joined the U.S. Cybersecurity industry standards for uncrewed vehicles systems as key contributor

●	Chosen by a United Arab Emirates government organization to supply core systems for country’s drone & robotics platforms;

●	Secured $430,000 repeat order for Mobile Ground Control Systems from a cutting-edge manufacturer of remote-controlled weapons systems platforms;

●	Launched cybersecure SDR product with high size-to-performance ratio, expanding its market into mid-sized drones;

●	Successfully demonstrated use of 5G AI synchronized mesh network for autonomous vehicles with WIN Consortium;

Mobilicom Limited
Directors’ report
30 June 2023

Review of operations

During the period, Mobilicom continued to secure new and repeat purchase orders, fulfilled existing contracts, achieved high-profile wins and continued to execute its growth strategy while expanding operations in the US - the world’s largest drone market for defence and commercial applications. Nevertheless, it is early days with our design wins and Mobilicom has not yet seen the full benefit of its products being incorporated in its customers’ products.

Strategic partnership

Mobilicom entered a strategic partnership with Mistral Inc., a Bethesda, Maryland based provider of advanced systems and unmanned platforms to the U.S. DOD, federal, and law enforcement agencies.

Mistral working on integrate Mobilicom’s end-to-end solutions into U.S. defense industry and U.S. Department of Defense (DOD)-related requisitions. Extending Mobilicom’s business development efforts in the U.S., Mistral will also provide program management for the U.S. government’s purchases of Mobilicom solutions.

Secured Commercial Scale Order for Initial Production for the U.S. DOD

Mobilicom secured a commercial scale order from one of its Tier-1 customers, one of the world’s largest manufacturers of small-sized drones and robotics, for its Mobilicom’s SkyHopper PRO datalink systems which has the potential to be recognized as an essential component in their new small-sized drone platform. The SkyHopper PRO is planned to be integrated into small-sized drones manufactured for the U.S. Department of Defense (DOD).

Chosen by a United Arab Emirates government organization to supply core systems for country’s drone & robotics platforms

Mobilicom secured repeat purchase order from a leading UAE government organization of its entire product offering, including hardware and software. The UAE government is recognized as one the most advanced drone markets in the world has invested heavily in drone, robotics and autonomous platforms across a broad range of government and commercial applications. The country has established clear drone regulations including for delivery of medical and commercial goods.

Secures A $430,000 Repeat Order for Mobile Ground Control System

Mobilicom secured a $430,000 repeat order for its Mobile Ground Control Systems from a cutting-edge manufacturer of remote-controlled weapons systems platforms, one of the fastest growing segments in the defense industry. These systems integrated Mobilicom’s Ground Control Weapons Systems and were successfully demonstrated to several militaries.

Launched MCU-70 SDR Product Expanding its Market into Mid-Sized Drones

Mobilicom’s latest product, the MCU-70, is the latest in its MESH (device-to-device) networking cybersecure SDR series. With its relatively small size and lightweight design, MCU-70 delivers superior performance for mid-sized and long-range unmanned aerial vehicles (UAVs) where form-factor-to-capability performance is critical. Designed for durability in rugged outdoor environments, MCU-70’s communications range of up to 100 miles/150km equips drones with the communications needed for new missions and applications, expanding Mobilicom’s addressable markets for both commercial and military applications.

Demonstration of AI wireless systems for 5G

Mobilicom successfully demonstrated the use of a 5G AI synchronized mesh network for autonomous vehicles in conjunction with the WIN Consortium. Mobilicom also worked closely with the consortium partners to develop and test AI and machine learning (ML) in a 5G field test of device-to-device systems for applications including drones and drone security. Other applications for this technology include autonomous vehicles and drones for industrial and defence needs.

Industry leadership, standards setting, and government advocacy

Mobilicom became a member of AUVSI and the Fortress Information Security Trusted Cyber Program Cybersecurity Working Group which is developing enterprise cybersecurity standards to address cyber risks specific to uncrewed systems and robotics. As a contributing member of the group, Mobilicom is working alongside leading defence, drone, and cybersecurity companies including Boeing, Boston Dynamics, Northrup Grumman, and Raytheon. AUVSI is the world’s largest non-profit organization dedicated to the advancement of uncrewed systems – maritime, land robotics, and drones.

Corporate

During the half-year, Mobilicom has undertaken a share buyback of small parcel holdings of its ASX listed shares. The Sale Facility allows those shareholders who hold less than $500 of shares to sell their shares cost effectively without incurring brokerage or other transaction costs, while also assisting the Company to reduce the costs associated with servicing smaller shareholdings.

Mobilicom Limited
Directors’ report
30 June 2023

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

On 3 August 2023, the company’s board of director approved the grant of 45,850,000 unlisted options to employees and consultants of the Company. The options have an exercise price of $0.008 and expire on 3 August 2028. 23,350,000 options are vested after 3 years, and 22,500,000 options are vested after 4 years.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Oren Elkayam
Oren Elkayam
Chairman and Managing Director

31 August 2023

Tel Aviv

To the Board of Directors

AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

As lead audit Director for the review of the financial statements of Mobilicom Limited for the half year ended 30 June 2023, I declare that to the best of my knowledge and belief, there have been no contraventions of:

●	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

●	any applicable code of professional conduct in relation to the review.

Yours Faithfully,

/s/ Hall Chadwick	/s/ Mark Delaurentis
HALL CHADWICK WA AUDIT PTY LTD	MARK DELAURENTIS CA
Director

Dated this 31st day of August 2023

Perth, Western Australia

Mobilicom Limited
Consolidated condensed statement of profit or loss and other comprehensive income
For the half-year ended 30 June 2023

		Consolidated
	Note	30 June 2023	30 June 2022
		$	$
Revenue		803,430	1,213,604

Cost of sales		(334,195)	(488,283)

Government grants		107,897	518,929
Foreign exchange gains/(losses)		1,336,006	-
Interest received		290,595	920
Net gain on fair value movement of warrants	7	221,312	-
Other income		1,955,810	519,849

Expenses
Selling and marketing expenses		(1,390,393)	(1,134,696)
Research and development		(1,489,050)	(1,055,449)
General and administration expenses		(1,400,845)	(791,252)
Share based payments		(159,964)	(177,060)
Finance costs		(25,610)	(4,078)
Foreign exchange gains/(losses)		-	(8,966)
Loss before income tax expense		(2,040,817)	(1,926,331)
Income tax expense		(104,721)	-
Loss after income tax expense for the half-year attributable to the owners of Mobilicom Limited		(2,145,538)	(1,926,331)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans		3,421	30,609
Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(976,333)	(47,425)
Other comprehensive income for the half-year, net of tax		(972,912)	(16,816)
Total comprehensive income for the half-year attributable to the owners of Mobilicom Limited		(3,118,450)	(1,943,147)

		Cents	Cents
Basic earnings/(losses) per share	13	(0.16)	(0.60)
Diluted earnings/(losses) per share	13	(0.16)	(0.60)

The above consolidated condensed statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated condensed statement of financial position
As at 30 June 2023

		Consolidated
	Note	30 June 2023	31 December 2022
		$	$
Assets
Current assets
Cash and cash equivalents		15,922,705	18,917,416
Trade and other receivables	4	709,912	828,351
Restricted cash		88,076	59,126
Inventories		1,085,190	838,658
Total current assets		17,805,883	20,643,551
Non-current assets
Property, plant and equipment		129,740	135,878
Right-of-use assets		360,222	426,817
Total non-current assets		489,962	562,695
Total assets		18,295,845	21,206,246
Liabilities
Current liabilities
Trade and other payables	5	1,964,175	1,608,846
Lease liabilities	6	241,322	333,850
Warrants financial liability	7	884,713	1,097,520
Total current liabilities		3,090,210	3,040,216
Non-current liabilities
Lease liabilities	8	110,036	95,403
Employee benefits		205,722	203,636
Governmental liabilities on grants received		18,158	6,084
Total non-current liabilities		333,916	305,123
Total liabilities		3,424,126	3,345,339
Net assets		14,871,719	17,860,907
Equity
Issued capital	9	41,651,795	41,636,762
Reserves	10	(581,695)	276,988
Accumulated losses		(26,198,381)	(24,052,843)
Total equity		14,871,719	17,860,907

The above consolidated condensed statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated condensed statement of changes in equity
For the half-year ended 30 June 2023

			Foreign
		Share based	currency
	Issued	payments	translation	Remeasurement	Accumulated
Consolidated	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
Balance at 1 January 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119
Loss after income tax expense for the half-year	-	-	-	-	(1,926,331)	(1,926,331)
Other comprehensive income for the half-year, net of tax	-	-	(47,425)	30,609	-	(16,816)
Total comprehensive income for the half-year	-	-	(47,425)	30,609	(1,926,331)	(1,943,147)
Transactions with owners in their capacity as owners:
Share-based payments	-	177,060	-	-	-	177,060
Balance at 30 June 2022	26,504,136	1,391,869	190,012	(478,340)	(26,044,645)	1,563,032

			Foreign
		Share based	currency
	Issued	payments	translation	Remeasurement	Accumulated
Consolidated	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
Balance at 1 January 2023	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907
Loss after income tax expense for the half-year	-	-	-	-	(2,145,538)	(2,145,538)
Other comprehensive income for the half-year, net of tax	-	-	(976,333)	3,421	-	(972,912)
Total comprehensive income for the half-year	-	-	(976,333)	3,421	(2,145,538)	(3,118,450)
Transactions with owners in their capacity as owners:
Share-based payments	-	170,571	-	-	-	170,571
Forfeiture of options	-	(10,607)	-	-	-	(10,607)
Expiry of options	45,735	(45,735)	-	-	-	-
Cancellation of shares	(30,702)	-	-	-	-	(30,702)
Balance at 30 June 2023	41,651,795	1,231,354	(1,674,038)	(139,011)	(26,198,381)	14,871,719

The above consolidated condensed statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated condensed statement of cash flows
For the half-year ended 30 June 2023

	Consolidated
	30 June 2023	30 June 2022
	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)	621,297	1,286,107
Payments to suppliers and employees (inclusive of GST)	(3,311,404)	(3,122,355)
Interest received	290,595	920
Interest paid on lease liabilities	(8,329)	(11,455)
Government grants received	107,897	519,066
Net cash used in operating activities	(2,299,944)	(1,327,717)
Cash flows from investing activities
Payments for property, plant and equipment	(13,052)	(11,224)
Net cash used in investing activities	(13,052)	(11,224)
Cash flows from financing activities
Shares buyback (Small parcel plan) payments	(30,702)	-
Repayment of lease liabilities	(183,750)	(311,623)
Net cash used in financing activities	(214,452)	(311,623)
Net decrease in cash and cash equivalents and restricted cash	(2,527,448)	(1,650,564)
Cash and cash equivalents and restricted cash at the beginning of the financial half-year	18,976,542	3,996,300
Effects of exchange rates on cash and cash equivalents and restricted cash	(438,313)	(93,267)
Cash and cash equivalents and restricted cash at the end of the financial half-year	16,010,781	2,252,469

The above consolidated condensed statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated condensed financial statements
30 June 2023

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the half year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

C/- JM Corporate Services Pty Ltd

Level 21, 459 Collins Street

Melbourne, Victoria, 3000

Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2023.

Note 2. Material accounting policy information

These general purpose condensed financial statements for the interim half-year reporting period ended 30 June 2023 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose condensed financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed financial statements are to be read in conjunction with the annual report for the year ended 31 December 2022 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the half-year ended 30 June 2023.

Going concern

The consolidated entity incurred a net loss after tax for the half-year ended 30 June 2023 of $2,145,538 and had net cash outflows from operating activities of $2,299,944. The consolidated entity’s ability to continue as a going concern is dependent upon it achieving its forecasts. The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemplates the continuity of normal business activity, realisation of assets and settlements of liabilities in the normal course of business for the following reasons:

●	As at 30 June 2023 the consolidated entity had cash and cash equivalents of $15,922,705, total assets of $18,295,845 and net assets of $14,871,719.

●	As at the end of the half year, the Company had a trade and other receivables balance amounting to $709,912.

●	Management believes the consolidated entity has sufficient funds available to meet its commitments for at least twelve months from the date of signing of this report

Mobilicom Limited
Notes to the consolidated condensed financial statements
30 June 2023

Note 3. Operating segments

Identification of reportable operating segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors. During the half-year the Company only operated in one segment, which is to further commercialise solutions to drones, robotics & autonomous platforms without the need to reply upon or utilise existing infrastructure.

Note 4. Current assets - trade and other receivables

	Consolidated
	30 June 2023	31 December 2022
	$	$
Trade receivables	385,870	203,737
Other receivables	324,042	624,614
	709,912	828,351

Note 5. Current liabilities - trade and other payables

	Consolidated
	30 June 2023	31 December 2022
	$	$
Trade payables	595,249	299,289
Other payables	1,368,926	1,309,557
	1,964,175	1,608,846

Note 6. Current liabilities - lease liabilities

	Consolidated
	30 June 2023	31 December 2022
	$	$
Lease liability	241,322	333,850

Mobilicom Limited
Notes to the consolidated condensed financial statements
30 June 2023

Note 7. Current liabilities - Warrants financial liability

	Consolidated
	30 June 2023	31 December 2022
	$	$
Warrants at fair value	884,713	1,097,520

The Company accounts for warrants issued to investors under AASB 9.

On 25 August 2022 the Company completed its U.S. listing via the issuance of 3,220,338 ADSs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of US$13,299,996. One ADS represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADS share. The warrants have 5 year term and they can be exercised any time before expiry date 24 August 2027.

In addition, on 25 August 2022, under the U.S listing the Company granted a total 161,017 representative warrants each exercised to single ADS at an exercise price of US$5.16. The representative warrant carrying a cashless exercise option with variable exercise mechanism.

The pre-funded warrant and representative warrant are referred herein together as “warrants”. The warrants represent financial liabilities at fair value through profit or loss.

As at 30 June 2023, the Group reassessed the valuation methodology applied to the valuation of the warrants, in conjunction with an independent valuation from a third party. The warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the warrants based on the guidance of AASB 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation methodology that was applied at 31 December 2022 and is a change in accounting estimates.

For the half year ended 30 June 2023, the Company recorded fair value gain, net of translation adjustments of $ 212,807 (US$160,664) under the statement of comprehensive loss as a result of the change in the fair value of warrants.

The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2023:

Assumption	At issue date	At 31 December 2022	At 30 June 2023
Value methodology	Level 2	Level 2	Level 1
Historical volatility	81%	81%	-
Exercise price	US$5.0	US$5.0	US$5.0
Share price	US$2.929	US$0.970	US$0.200
Risk-free interest rate	3.3%	4%	-
Dividend yield	0%	0%	-
Fair value per warrant	US$1.2005	US$0.2555	US$0.200

Mobilicom Limited
Notes to the consolidated condensed financial statements
30 June 2023

Note 7. Current liabilities - Warrants financial liability (continued)

A summary of changes in share purchase warrants issued by the Company during the year ended 30 June 2023 is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3
Balance as of December 31, 2022	-	$1,097,520	-
Transfer to level 1 valuation input	$1,097,520	$(1,097,520)	-
Fair value gain recognized in consolidated statement of profit or loss and other comprehensive income	(221,312)	-	-
Translation adjustments	8,505	-	-
Warrant liability as of June 30, 2023	$884,713	-	-

Note 8. Non-current liabilities - lease liabilities

	Consolidated
	30 June 2023	31 December 2022
	$	$
Lease liability	110,036	95,403

Note 9. Equity - issued capital

	Consolidated
	30 June 2023	31 December 2022	30 June 2023	31 December 2022
	Shares	Shares	$	$
Ordinary shares - fully paid	1,326,676,693	1,331,279,665	41,651,795	41,636,762

Movements in spare share capital

Details	Date	Shares	Issue price	$
Balance	1 January 2023	1,331,279,665		41,636,762
Expiry of options		-		45,735
Cancelation of shares through small parcel buy back	27 April 2023	(4,602,972)	$0.007	(30,702)
Balance	30 June 2023	1,326,676,693		41,651,795

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

Mobilicom Limited
Notes to the consolidated condensed financial statements
30 June 2023

Note 9. Equity - issued capital (continued)

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Employee Incentive Options

On 31 May 2023, the Company issued 210,000,000 unlisted options to directors of the Company following receipt of shareholder approval at the Company’s 2023 Annual General Meeting of shareholders. The options have an exercise price of $0.008 and expire on 27 May 2033. One-third (33.33%) of the total number of options vested at the end of the first year from grant date while two-thirds (66.67%) vested equally at the end of each quarter during the second an thirds years after the grant date. The fair value of the options was $0.0078. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – $0.009; exercise price – $0.008; expected life - 10 years; annualized volatility – 87.9%; dividend yield - 0%; risk free rate – 3.55%.

For the half-year ended 30 June 2023 the Company recognized share based payments related with 31 May 2023 grant in total of $91,850.

Note 10. Equity - reserves

	Consolidated
	30 June 2023	31 December 2022
	$	$
Foreign currency reserve	(1,674,038)	(697,705)
Share-based payments reserve	1,231,354	1,117,125
Re-measurements reserve	(139,011)	(142,432)
	(581,695)	276,988

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Re-measurement reserve

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Re-	Share based	Foreign
	measurement	payments	currency
	reserve	reserve	reserve	Total
Consolidated	$	$	$	$
Balance at 1 January 2023	(142,432)	1,117,125	(697,705)	276,988
Foreign currency translation	-	-	(976,333)	(976,333)
Share based payments	-	170,571	-	170,571
Forfeiture of options	-	(10,607)	-	(10,607)
Expiry of options	-	(45,735)	-	(45,735)
Re-measurement of defined benefits plans	3,421	-	-	3,421
Balance at 30 June 2023	(139,011)	1,231,354	(1,674,038)	(581,695)

Mobilicom Limited
Notes to the consolidated condensed financial statements
30 June 2023

Note 11. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 12. Events after the reporting period

On 3 August 2023, the company’s board of director approved the grant of 45,850,000 unlisted options to employees and consultants of the Company. The options have an exercise price of $0.008 and expire on 3 August 2028. 23,350,000 options are vested after 3 years, and 22,500,000 options are vested after 4 years.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the company’s operations, the results of those operations, or the company’s state of affairs in future financial years.

Note 13. Earnings per share

	Consolidated
	30 June 2023	30 June 2022
	$	$
Loss after income tax attributable to the owners of Mobilicom Limited	(2,145,538)	(1,926,331)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings/(losses) per share	1,329,644,730	321,936,715
Weighted average number of ordinary shares used in calculating diluted earnings/(losses) per share	1,329,644,730	321,936,715

	Cents	Cents
Basic earnings/(losses) per share	(0.16)	(0.60)
Diluted earnings/(losses) per share	(0.16)	(0.60)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in AASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.

Mobilicom Limited
Directors’ declaration
30 June 2023

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2023 and of its performance for the financial half-year ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Oren Elkayam
Oren Elkayam
Chairman and Managing Director

31 August 2023
Tel Aviv

INDEPENDENT AUDITOR’S REVIEW
REPORT TO THE MEMBERS OF MOBILICOM LIMITED

Conclusion

We have reviewed the accompanying half-year financial report of Mobilicom Limited (“the Company”) and Controlled Entities (“the Consolidated Entity”) which comprises the condensed consolidated statement of financial position as at 30 June 2023, the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, a summary of significant accounting policies and other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mobilicom Limited and Controlled Entities does not comply with the Corporations Act 2001 including:

a.	Giving a true and fair view of the Consolidated Entity’s financial position as at 30 June 2023 and of its performance for the half-year ended on that date; and

b.	Complying with Accounting Standard AASB 134: Interim Financial Reporting and Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001 which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Responsibility of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility for the Review of the Financial Report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Consolidated Entity’s financial position as at 30 June 2023 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Hall Chadwick	/s/ Mark Delaurentis
HALL CHADWICK WA AUDIT PTY LTD	MARK DELAURENTIS CA
Director

Dated this 31st day of August 2023

Perth, Western Australia